FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Exhibit Index

Exhibit Number	Description
99.1	News Release dated March 12, 2007– Kimber Updated Drill Results From Monterde & Appoints New Director.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By: /s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **March 12, 2007**

KIMBER RESOURCES

NEWS RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
  866 824 1100
f: 604 669 8577

w. www.kimberresources.com

KIMBER UPDATES DRILL RESULTS FROM MONTERDE & APPOINTS NEW DIRECTOR

March 12, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Drill Results

Further drill results from Kimber's 100% owned Monterde project in Chihuahua, Mexico are included below. The results include assays from core holes at Carotare (CTC), El Orito Norte (EOC), Veta Minitas (LOC), and Carmen (MTC) as well as reverse circulation (RC) drilling from Carotare (CTR), El Orito Norte (EOR), and Veta Minitas (LMR).

The results include many core holes which were drilled to provide metallurgical samples and geologic data on mineralized zones at Carmen and Carotare. Drilling at Carotare also targeted the south structure at Carotare East as well as determining potential limits to the eastern end of the main structure. CTC -11 at Carotare intersected four metres averaging 7.25 g/t AuEq, confirming the presence of mineralization at depth on the main Carotare zone. Drilling at Veta Minitas was designed to provide better definition of high grade structures at depth. This data will be incorporated into modeling of the deposit.

Highlights from these most recent holes are set out below, while complete results are attached.

Carotare	CTR – 64	12 metres of 5.51 g/t AuEq
Veta Minitas	LMC – 04	20 metres of 3.22 g/t AuEq
Carmen	MTC – 90	28 metres of 4.48 g/t AuEq
	MTC – 88	22 metres of 4.34 g/t AuEq
	including	4 metres of 11.05 g/t AuEq
	MTC – 86	22 metres of 3.91 g/t AuEq
	including	6 metres of 11.13 g/t AuEq
	MTC – 97	44 metres of 1.92 g/t AuEq

Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths on Carmen and Carotare are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analyzed by ALS Chemex.

Appointment of New Director

The Company is pleased to report that Mr. Peter Nixon has been apppointed to the Board of Directors. Mr. Nixon brings over 30 years of experience in research and institutional equity sales, largely focused on the mining industry. In 1989, Mr. Nixon helped found Goepel Shields & Partners, a Toronto based independent investment firm and subsequently was appointed President of its U.S. subsidiary. Mr. Nixon is also a director of Miramar Mining Corporation, Dundee Precious Metals, Reunion Gold Corporation and Stornoway Diamond Corporation. The Board granted 50,000 options to Mr. Nixon with an exercise price equal to the TSX closing price on February 28th, 2007.

Monthly Newsletter

Beginning this month, the Company's monthly newsletter will be replaced by corporate updates included in news releases as required.

Quality Assurance

Mr. Antonio Aguilar, Project Manager, managed this program of drilling on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one-eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Chihuahua, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde and Setago properties (located in the Sierra Madre of northern Mexico), as well as the 6300 hectare Pericones property, which is located about 100 kilometres southwest of Mexico City in Estado de Mexico. All projects are free of royalties. On the Monterde property, the Company has two principal objectives: to advance the Carmen deposit to feasibility and to find and define additional mineral resources. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, is oxidized and hosts the majority of the resources on Monterde. As at the data cutoff (February 15, 2006) for the most recent resource estimate total mineral resources from three deposits at Monterde are 23.6 million tonnes containing 648,000 oz of gold and 33 million oz of silver in Measured, 9.9 million tonnes containing 250,000 oz of gold and 8 million oz of silver in Indicated,



and 7.1 million tonnes containing 180,000 oz of gold and 5 million oz of silver in the Inferred category. Approximately 120 holes have been drilled at Monterde since this estimate was released. A target generation program directed at identifying additional epithermal systems is underway on the property. Less than 5% of the 28,000 hectare property has been explored by modern methods. The recently announced Pericones property contains wide-spread silver mineralization. First pass sample results reported up to 420 g/t Ag from two-metre chip samples from both surface and underground.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Vice President, Corporate & Investor Relations
or
Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Detailed Drill Results from Kimber's Monterde Property
(To accompany news release dated March 12, 2007)

Drill Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Au Eq (g/t)[1]
Carotare Core						
CTC- 08	scattered low-grade values[3]					
CTC- 09	scattered anomalous values[2]					
CTC- 10	14	24	10	2.145	11	2.30
And	152	156	4	1.909	5	1.97
CTC- 11	54	62	8	0.757	43	1.32
And	74	78	4	0.910	57	1.67
And	98	106	8	0.571	18	0.81
And	220	242	22	1.670	2	1.70
And	248	252	4	2.482	358	7.25
CTC- 12	50	58	8	0.793	78	1.83
CTC- 13	98	114	16	0.948	56	1.70
And	158	162	4	2.929	5	3.00
CTC- 14	scattered low-grade values[3]					
CTC- 15	scattered low-grade values[3]					
CTC- 16	scattered low-grade values[3]					
CTC- 17	76	86	10	1.478	16	1.69
Carotare RC						
CTR- 59	scattered low-grade values[3]					
CTR- 62	162	170	8	0.782	3	0.83
CTR- 63	74	88	14	0.890	15	1.09
CTR- 64	52	58	6	0.212	78	1.25
and	74	86	12	0.135	403	5.51
CTR- 65	scattered low-grade values[3]					
CTR- 67	110	122	12	0.893	9	1.01
CTR- 68	116	144	28	2.001	3	2.04
El Orito Norte Core						
EOC- 01	168	180	12	0.005	75	1.00
El Orito Norte RC						
EOR- 14	scattered low-grade values[3]					
Veta Minitas Core						
LMC- 03	130	136	6	2.218	247	5.52
and	140	152	12	0.093	102	1.45
and	172	180	8	0.072	68	0.98
and	196	220	24	0.065	90	1.27
LMC- 04	96	102	6	0.279	66	1.15
and	114	126	12	0.371	72	1.33
and	164	184	20	1.145	156	3.22
Veta Minitas RC						
LMR- 49	84	104	20	0.439	58	1.21

and	234	250	16	0.143	45	0.75
and	262	270	8	1.572	30	1.97
hole ended in mineralization						
LMR- 51	scattered anomalous values[2]					
LMR- 52	scattered low-grade values[3]					
LMR- 54	scattered anomalous values[2]					
LMR- 55	scattered low-grade values[3]					
LMR- 56	scattered low-grade values[3]					
Carmen Core						
MTC- 43	120	134	14	0.789	57	1.55
and	242	246	4	8.784	70	9.71
MTC- 44	92	96	4	3.257	80	4.32
MTC- 47	66	82	16	0.509	52	1.20
and	92	118	26	0.272	76	1.29
incl	110	114	4	0.703	207	3.46
and	124	128	4	0.720	118	2.29
and	172	176	4	3.444	45	4.04
MTC- 59	6.1	14	7.9	0.051	58	0.82
and	84	96	12	0.668	60	1.46
MTC- 63	scattered low-grade values[3]					
MTC- 72	scattered low-grade values[3]					
MTC- 73	98	128	30	0.617	108	2.05
MTC- 76	36	50	14	0.379	50	1.04
and	68	80	12	0.056	54	0.78
and	94	100	6	2.591	56	3.33
and	142	146	4	1.563	43	2.14
and	228	232	4	1.318	57	2.08
and	292	302	10	4.659	99	5.98
MTC- 77	66	76	10	0.097	47	0.73
and	292	296	4	4.296	127	5.98
and	302	322	20	2.253	40	2.79
incl	306	310	4	4.280	140	6.14
and	334	338	4	1.311	50	1.98
MTC- 79	200	234	34	0.629	111	2.11
incl	202	208	6	1.958	176	4.31
and	246	258	12	0.857	44	1.44
and	304	312	8	0.790	18	1.03
MTC- 80	198	206	8	0.862	2	0.88
and	308	312	4	5.115	77	6.14
MTC- 81	124	158	34	0.362	68	1.27
incl	134	138	4	1.430	94	2.68
and	164	176	12	1.337	74	2.32
and	290	294	4	5.780	191	8.33
MTC- 82	196	208	12	0.181	76	1.20
and	214	234	20	1.093	64	1.94
and	244	254	10	0.114	48	0.76

and	276	292	16	0.617	13	0.79
MTC- 83	192	228	36	0.563	51	1.24
and	288	292	4	0.414	110	1.88
MTC- 85	158	162	4	9.414	76	10.42
and	196	206	10	0.748	31	1.16
and	226	230	4	1.358	38	1.86
MTC- 86	200	222	22	2.920	75	3.91
incl	214	220	6	9.303	137	11.13
and	230	240	10	0.179	76	1.19
MTC- 87	142	148	6	0.240	75	1.24
and	190	194	4	1.268	31	1.68
MTC- 88	14	36	22	0.635	278	4.34
incl	22	26	4	2.985	605	11.05
MTC- 89	92	112	20	0.651	73	1.62
and	102	108	6	1.914	110	3.38
and	172	184	12	2.236	48	2.88
MTC- 90	16	28	12	0.805	84	1.92
and	34	62	28	0.480	300	4.48
incl	40	44	4	1.256	79	2.30
incl	58	62	4	1.178	94	2.43
MTC- 91	scattered anomalous values[2]					
	hole ended in mineralization					
MTC- 93	scattered low-grade values[3]					
MTC- 94	22	28	6	1.411	68	2.32
and	38	42	4	0.728	83	1.83
and	194	198	4	1.520	5	1.58
and	210	220	10	1.607	20	1.88
MTC- 95	scattered anomalous values[2]					
MTC- 96	218	226	8	2.922	4	2.97
MTC- 97	22	30	8	0.516	48	1.16
and	60	104	44	1.080	63	1.92
incl	88	94	6	7.210	162	9.37
MTC- 98	40	50	10	0.360	86	1.51
and	198	210	12	1.039	24	1.36
and	218	222	4	1.918	45	2.51
MTC- 99	150	156	6	1.886	83	2.99
and	166	176	10	1.269	90	2.46
incl	172	176	4	2.803	156	4.88
MTC-100	scattered low-grade values[3]					
MTC-101	24	32	8	0.237	93	1.47
MTC-102	40	54	14	0.310	37	0.80
and	102	110	8	0.149	47	0.77
and	122	146	24	0.304	66	1.18
incl	124	128	4	1.323	70	2.25
MTC-103	36	64	28	0.133	46	0.74

[1] Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold
[2] "Scattered anomalous values" applies to grades which, while, indicative of mineralization, are not

likely to be economic.

[3] "Scattered low-grade values" applies to intercepts which could be economic but which amount to less than 6.0 gram metres.